UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 6,088,609 shares of Class A Common Stock (“Class A Shares”) issuable in respect of 6,088,609 shares of Class D Common Stock (“Class D Shares”).
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons WP CA Holdco, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons WP CA Holdco GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus Financial Sector (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus Partners II Holdings (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons WPP II Administrative (Cayman), LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,088,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,088,609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,088,609 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.46% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,088,609 Class A Shares issuable in respect of 6,088,609 Class D Shares.
(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

Item 1(a).	Name of Issuer

Clearwater Analytics Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

777 W. Main Street, Suite 900

Boise, ID 83702

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Warburg Pincus LLC (“WP LLC”)

(ii) WP CA Holdco, L.P. (“WP Holdco”)

(iii) WP CA Holdco GP, LLC (“WP Holdco GP”)

(iv) Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (“WP Callisto”)

(v) Warburg Pincus Financial Sector (Cayman), L.P. (“WP FS”)

(vi) Warburg Pincus (Cayman) Global Growth GP, L.P. (“WP GG Cayman GP”)

(vii) Warburg Pincus (Cayman) Financial Sector GP, L.P. (“WP FS Cayman GP”)

(viii) Warburg Pincus (Cayman) Global Growth GP LLC (“WP GG Cayman GP LLC”)

(ix) Warburg Pincus (Cayman) Financial Sector GP LLC (“WP FS Cayman GP LLC”)

(x) Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)

(xi) Warburg Pincus Partners II Holdings (Cayman), L.P. (“WPP II Holdings Cayman”)

(xii) WPP II Administrative (Cayman), LLC (“WPP II Administrative”)

(xiii) Warburg Pincus (Bermuda) Private Equity GP Ltd. (“Warburg (Bermuda)”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/O Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

185123106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

LLC Interests are each convertible into one Class A Share or, if requested by a principal equity owner, one Class D Share. In connection with such conversion, an equal number of Class C Shares will be redeemed and cancelled for no consideration.

The reported securities are held directly by WP Holdco. The general partner of WP Holdco is WP Holdco GP. The managing members of WP Holdco GP are WP Callisto and WP FS (together with WP Callisto, the “Holdco GP Managers”). WP LLC is the manager of the Holdco GP Managers. WP GG Cayman GP is the general partner of WP Callisto. WP FS Cayman GP is the general partner of WP FS. WP GG Cayman GP LLC is the general partner of WP GG Cayman GP. WP FS Cayman GP LLC is the general partner of WP FS Cayman GP. WPP II Cayman is the managing member of each of WP GG Cayman GP LLC and WP FS Cayman GP LLC. WPP II Holdings Cayman is a limited partner of WPP II Cayman. WPP II Administrative is the general partner of WPP II Holdings Cayman. Warburg Pincus (Bermuda) Private Equity GP Ltd. is the general partner of WPP II Cayman and the managing member of WPP II Administrative. Investment and voting decisions with respect to the Issuer’s shares held by WP Holdco are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the Issuer’s shares. The reported securities give effect to sales of securities made by WP Holdco between September 30, 2024 and the filing date hereof.

All percentages reported herein are calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024. The foregoing shares includes securities held by other entities party to a group (the “Group”) that the Reporting Persons were previously members of as described in Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2022 (the “Original 13G”).

As a result of the Reporting Persons (i) owning less than five percent of the Issuer’s outstanding common stock; and (ii) no longer being subject to the Stockholders’ Agreement (as defined in the Original 13G) and therefore ceasing to be members of the group described in Exhibit A to the Original 13G, the Reporting Persons are no longer subject to Section 13 Reporting.

Each of the Reporting Persons disclaims beneficial ownership except to the extent of their pecuniary interests therein, and the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is the beneficial owner of any of all of the reported securities for the purposes of Section 13 or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Warburg Pincus LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	General Counsel & Managing Director

WP CA Holdco, L.P.

By:	WP CA Holdco GP, LLC
Its:	General Partner

By:	Warburg Pincus Financial Sector (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus Financial Sector (Cayman), L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP CA Holdco GP, LLC

By:	Warburg Pincus Financial Sector (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus Financial Sector (Cayman), L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Callisto) Global Growth (Cayman), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus Financial Sector (Cayman), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus Financial Sector (Cayman), L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P.
Its:	General Partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Cayman) Global Growth GP, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP, Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Cayman) Financial Sector GP, L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP LLC
Its:	General Partner

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Cayman) Global Growth GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Cayman) Financial Sector GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P.
Its:	Managing Member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	General Partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	Managing Member

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus Partners II Holdings (Cayman), L.P.

By:	WPP II Administrative (Cayman), LLC

By:	General Partner

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	Managing Member

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WPP II Administrative (Cayman), LLC

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd.
Its:	Managing Member

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

Warburg Pincus (Bermuda) Private Equity GP Ltd.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, incorporated by reference to the Schedule 13G filed February 14, 2022.